# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Energy Vault Holdings, Inc., CIK 0001828536
CUSIP: 29280W109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4165 East Thousand Oaks Blvd., Suite 100, Westlake Village, California (CA), 91362
Date of event which requires filing of this statement: 10/31/2023
Amends the filing with accession number 0001104659-22-025274
Filed by CIK 0001898769
Persons authorized to receive notices and communications: Robert Piconi, 4165 East Thousand Oaks Blvd., Suite 100, Westlake Village, California (CA), 91362, (805) 852-0000

## Reporting persons
- Robert Piconi (CIK 0001898769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 23,417,827; shared voting power 0; sole dispositive power 11,689,129; shared dispositive power 0; aggregate amount beneficially owned 23,417,827 (13.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Energy Vault Holdings, Inc.
Address of issuer's principal executive offices: 4165 East Thousand Oaks Blvd., Suite 100, Westlake Village, California (CA), 91362
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on February 22, 2022 (as amended to date, the "Schedule 13D"), relating to the common stock, $0.0001 par value per share ("Common Stock"), of Energy Vault Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the Schedule 13D filed on February 22, 2022, the Reporting Person acquired (i) 843,719 shares of Common Stock in open market transactions for an aggregate consideration of approximately $1.5 million using personal funds and (ii) 73,776 shares of Common Stock pursuant to a pro-rata distribution in-kind for no additional consideration. The remaining shares of Common Stock acquired by the Reporting Person were pursuant to vesting of restricted stock units ("RSUs"), subject to withholdings or sales to cover applicable taxes, awarded to the Reporting Person by the Issuer in consideration for services rendered to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Settlement Agreement and Irrevocable Proxies

On February 17, 2026, the Reporting Person disposed of 3,112,806 shares of Common Stock (the "Settlement Shares") pursuant to an agreement involving the transfer of shares, among other family-related matters (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the Reporting Person was provided an irrevocable proxy to vote or act by written consent with regard to the Settlement Shares until the earlier of the death or incapacity of the recipient of the Settlement Shares or the bona fide transfer of the Settlement Shares for value. In addition, the Reporting Person was also granted irrevocable proxies by the trustees of certain family trusts, of which the Reporting Person no longer serves as investment advisor as a result of the Settlement Agreement. Accordingly, the Reporting Person will retain voting control over the Settlement Shares and the shares held by the family trusts.

General

Any actions the Reporting Person might undertake with respect to the securities beneficially owned by him in the Issuer may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Person may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Person's economic exposure with respect to his investment in the Issuer, which instruments or agreements may or may not affect the Reporting Person's beneficial ownership in securities of the Issuer. In addition, the Reporting Person may, including in his capacity as the Chairman of the Board of Directors (the "Board") and Chief Executive Officer of the Issuer, engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own 23,417,827 shares of Common Stock, representing 13.4% of the Common Stock, based upon 172,975,047 shares of Common Stock outstanding as of March 13, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 18, 2026.

The amount of Common Stock reported as beneficially owned herein includes (i) 9,389,129 shares of Common Stock held directly by the Reporting Person, (ii) 11,728,698 shares of Common Stock in which the Reporting Person maintains sole voting control pursuant to irrevocable proxies, and (iii) 2,300,000 shares of Common Stock underlying stock options that are currently exercisable or will be exercisable within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 23,417,827

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition: 11,689,129

Shared power to dispose or to direct the disposition: 0
Transactions in the class effected during the past sixty days:
Since the prior Schedule 13D filing, the Reporting Person effected the open market transactions of Common Stock listed in Exhibit 1 hereto. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for each transaction. The open market dispositions listed in Exhibit 1 hereto were made to satisfy the Reporting Person's tax liability on vesting of RSUs.

In addition to the transactions listed in Exhibit 1, since the prior Schedule 13D filing, an aggregate of 602,090 shares of Common Stock have been withheld by the Issuer to cover tax liability on vesting of RSUs.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes the irrevocable proxies and is incorporated herein by reference. A copy of the form of irrevocable proxy is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Open Market Transactions

Exhibit 2: Form of Irrevocable Proxy

## Signatures
- Robert Piconi: /s/ Robert Piconi, Robert Piconi (04/02/2026)